[Salix Pharmaceuticals, Ltd. Letterhead]

December 8, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joel Parker, Accounting Branch Chief, and Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Salix Pharmaceuticals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Period Ended June 30, 2014
Filed August 8, 2014
File No. 000-23265

Dear Messrs. Parker and Rosenberg:

Salix Pharmaceuticals, Ltd. (the “Company,” “we” or “us”) hereby submits its responses to comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2014 (the “Staff Comment Letter”) with respect to the filings referenced above. Each of the Company’s responses is preceded by a reproduction of the Staff’s related comment in the Staff Comment Letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Form 10-Q for the Period Ended June 30, 2014

Notes to Consolidated Financial Statements

2. Business Combinations

IPR&D and Intangible Assets, page 6

1.	Please refer to prior comment two. Given the significance of the currently marketed products acquired in conjunction with the Santarus acquisition and that your estimate of the useful life of Uceris extends well beyond the current exclusivity period, please provide us proposed disclosure to be included within “intangible assets and goodwill” section of your critical accounting estimates in future filings that discloses the following:

•	The carrying amount of the Uceris product right and estimated useful life.

•	The estimated useful life that extends beyond the current exclusivity period and your rational for concluding that the useful life is appropriate, particularly why you believe you will secure the pending patents and that generics will have difficulty entering this market.

Company Response:

In response to the Staff’s comment, the Company intends to include disclosure in Note 8 to Condensed Consolidated Financial Statements, in the sixth paragraph under the section headlined “Intangible Assets and Goodwill,” as set forth below (with enhancements to our previous disclosure italicized to facilitate the Staff’s review):

As described in Note 2, on January 2, 2014 the Company completed its acquisition of Santarus. Finite lived intangible assets valued at $1,598,000,000, infinite lived intangible assets valued at $83,000,000 and goodwill of $1,129,795,000 were recorded in connection with this acquisition. As of September 30, 2014, the product right for the Uceris CMP acquired in the Santarus transaction had a carrying amount of $1,260,000,000 and an estimated remaining useful life of 17.0 years. On November 25, 2014 the Company was granted a patent for Uceris which expires in 2031. Based on, among other factors, the granted patent for Uceris, the Company believes that the estimated useful life for Uceris of 17.0 years is appropriate.

In addition, the Staff requested in the Staff Comment Letter as follows:

In addition, please explain to us how you calculated a 15.4 year weighted average life when your disclosure on page 8 of $42.7 million of amortization expense for the quarter appears to equate to a useful life of 9.1 years.

Company Response:

The estimated weighted average useful life of the currently marketed products (CMPs) acquired in the Santarus transaction is calculated by summing the amount, for each such CMP (Cycloset, Fenoglide, Glumetza, Uceris and Zegerid), resulting from multiplying (1) such CMP’s estimated useful life by (2) a fraction, (a) the numerator of which is the acquisition date fair value of such CMP and (b) the denominator of which is the acquisition date fair value of all such CMPs acquired in the Santarus transaction. We have attached as Exhibit A a copy of the calculation as of the Santarus acquisition date.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (919) 447-3403.

Sincerely,

/s/ TIMOTHY J. CREECH
Timothy J. Creech Senior Vice President, Finance and Administrative Services and Acting Chief Financial Officer

cc: Christopher T. Cox, Cadwalader, Wickersham & Taft LLP

Exhibit A

Estimated Weighted Average Useful Life Calculation

CMP	Acquisition Date Fair Value	Weight	Estimated Useful Life	Estimated Weighted Average Useful Life
Cycloset	20,000	1.29%	5.0	0.06
Fenoglide	5,000	0.32%	1.8	0.01
Glumetza	98,000	6.31%	2.2	0.14
Uceris	1,316,000	84.68%	17.8	15.03
Zegerid	115,000	7.40%	2.6	0.19
Total	1,554,000			15.43